May 11, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Attn.: Tonya K. Aldave/Justin Dobbie

100 F St NE

Washington DC 20549

Re:	GrandSouth Bancorporation
Registration Statement on Form 10-12G
Filed on March 30, 2021
File No. 000-31937
Request for Acceleration of Effectiveness

Dear Ms. Aldave and Mr. Dobbie:

This correspondence is filed to correct a typographical error in the Company’s file number referenced above in our prior acceleration request letter. Pursuant to Section 12(g)(1) of the Exchange Act, as amended, GrandSouth Bancorporation hereby respectfully requests that the effective time of the Registration Statement on Form 10-12G be accelerated to the earlier of 4:00 p.m., Eastern Time, on May 14, 2021, or as soon thereafter as practicable.

Please contact our counsel, Benjamin A. Barnhill, Nelson Mullins Riley & Scarborough, LLP at (864) 373-2246 if you have any other questions or concerns regarding this matter.

Very truly yours,

/s/ Mason Y. Garrett

Mason Y. Garrett

CEO, GrandSouth Bancorporation

cc: Benjamin A. Barnhill, Nelson Mullins Riley & Scarborough, LLP